UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Chimerix, Inc.

(Name of Subject Company)

Chimerix, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16934W106

(CUSIP Number of Class of Securities)

Michael T. Andriole

President and Chief Executive Officer

Chimerix, Inc.

505 Meridian Parkway, Suite 100

Durham, North Carolina 27713

(919) 806-1074

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, MA 02116 (617) 573-4800	Jason L. Kent Kevin Cooper Cooley LLP 55 Hudson Yards New York, New York, 10001 (212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Chimerix, Inc., a Delaware corporation (the “Company” or “Chimerix”), by Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of March 4, 2025 (the “Merger Agreement”), by and among the Company, Parent and Pinetree Acquisition Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”), on March 21, 2025, to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a price of $8.55 per Share, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 21, 2025 and in the related letter of transmittal. If successful, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of an Employee and Director FAQ, first used on April 2, 2025, relating to the Offer and the proposed Merger.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company plc (“Parent”) and Chimerix, Inc., a Delaware corporation (“Chimerix”), including statements regarding Parent’s proposed acquisition of Chimerix, the anticipated occurrence, manner and timing of the proposed tender offer, the closing of the proposed acquisition and the prospective benefits of the proposed acquisition, including benefits from dordaviprone’s potential to improve the standard of care for a rare oncology disease and also contribute durable revenue beginning in the near-term; dordaviprone’s potential to rapidly become a standard of care and a meaningful therapy for patients with limited treatment options; the potential for a near-term commercial launch of dordaviprone in the U.S. if approved; the potential of the ongoing Phase 3 ACTION trial to confirm clinical benefit of dordaviprone in recurrent H3 K27M-mutant diffuse glioma and extend its use in first-line patients; dordaviprone potentially being eligible for a Rare Pediatric Disease PRV; Parent’s anticipated source of funds for the proposed acquisition; and other statements that are not historical facts. Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of Parent and Chimerix assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. These statements, which represent each of Parent’s and Chimerix’s current expectations or beliefs concerning various future events that are subject to significant risks and uncertainties, may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to how many of Chimerix’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Parent and Chimerix will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the risk that competing offers or acquisition proposals will be made; the effects of the transaction on relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Parent’s ordinary shares or Chimerix’s common stock and/or Parent’s or Chimerix’s operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; Parent’s ability to fund the acquisition with existing cash and investments; effectively launching and commercializing products and product candidates such as dordaviprone, if approved; the successful completion of development and regulatory activities with respect to dordaviprone; obtaining and maintaining adequate coverage and reimbursement for Parent’s or Chimerix’s products; the time-consuming and uncertain regulatory approval process, including the risk that Chimerix’s NDA for dordaviprone seeking accelerated approval for treatment of H3 K27M-mutant diffuse glioma in adult and pediatric patients with progressive disease following prior therapy may not be approved by FDA in a timely manner or at all, and that Chimerix and/or Parent may not receive a Rare Pediatric Disease PRV upon potential approval of dordaviprone; the costly and time-consuming pharmaceutical product development and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients, including with respect to current and planned future clinical trials of dordaviprone; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to Parent’s or Chimerix’s business operations and financial results; the sufficiency of Parent’s or Chimerix’s cash flows and capital resources; Parent’s or Chimerix’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Parent and Chimerix, including those described from time to time under the caption “Risk Factors” and elsewhere in their respective filings and reports with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Chimerix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as well as the Tender Offer Statement on Schedule TO and related tender offer documents filed by Parent and Pinetree Acquisition Sub, Inc., a Delaware corporation and wholly owned indirect subsidiary of Parent (“Purchaser”) on March 21, 2025, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Chimerix on March 21, 2025. Any forward-looking statements are made based on the current beliefs and judgments of Parent’s and Chimerix’s management, and the reader is cautioned not to rely on any forward-looking statements made by Parent or Chimerix. Except as required by law, Parent and Chimerix do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Chimerix. Parent and Purchaser have filed a tender offer statement on Schedule TO with the SEC, containing an Offer to Purchase all of the outstanding shares of common stock of Chimerix, and Chimerix has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CHIMERIX’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS), AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CHIMERIX SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, have been sent to all stockholders of Chimerix at no expense to them and are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Parent or Chimerix. Copies of the documents filed with the SEC by Chimerix are available free of charge on Chimerix’s website at https://www.chimerix.com or by contacting Chimerix at IR@chimerix.com. Copies of the documents filed with the SEC by Parent are available free of charge on Parent’s website at https://investor.jazzpharma.com or by contacting Parent’s Investor Relations Department at investorinfo@jazzpharma.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, Parent and Chimerix each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the internet at the SEC’s website at http://www.sec.gov.

Exhibit Index

Exhibit Number	Description
99.1	Employee and Director FAQ, first used on April 2, 2025.

4